Mail Stop 4561

October 22, 2007

<u>VIA U.S. MAIL AND FAX (602) 957-2780</u>

Margaret Eardley
Chief Financial Officer
ILX Resorts Incorporated
2111 East Highland Ave, Suite 200
Phoenix, AZ 85016

> **Re: ILX Resorts Incorporated**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 2, 2007**
> **File No. 001-13855**

Dear Ms. Eardley:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Consolidated Statements of Shareholders' Equity, page F-7

1. We note you recorded a line item titled shares issued under DRIP plan to treasury. We note you discuss this transaction on page F-24. Please explain to us how you accounted for this transaction and reference the authoritative literature you considered.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

2. We note resort operating revenue includes daily room rentals. Please tell us how you have complied with paragraph 50 of SOP 04-2, or tell us why you believe it was not necessary to record incremental revenue from incidental operations in excess of incremental costs from incidental operations as a reduction of inventory costs.

Note 7. Gain on Sale of Las Vegas Leasehold Interest, page F-18

3. We note you sold a leasehold interest and related property and equipment during 2005. It appears that this is a disposal of a component of an entity. Please tell us how you have complied with paragraph 41 through 44 of SFAS 144, or tell us why you believe it was not necessary to report the gain on disposal and results of operations as discontinued operations.

Note 12. Shareholders' Equity

Preferred Stock, page F-23

4. We note you have convertible Series A preferred stock and redeemable Series C preferred stock. Please tell us how you have complied with ASR 268 and paragraph 15 of EITF Topic D-98, or tell us why you believe it was not necessary to record this preferred stock as temporary equity and at its redemption amount.

<u>Exhibit 31</u>

5.　　We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification, you have replaced the word "report" with "annual report" in paragraphs 2, 3, and 4, and you have deleted "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(c). Please revise your certifications in future filings to comply with the Exchange Act Rules.

*　　*　　*　　*

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief